UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of MARCH 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date: 28 March 2008

By /s/ Nancy C Gardner (Signature) NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

Reuters Group PLC
Court and
Extraordinary General Meeting
26 March 2008
          Niall FitzGerald: Good morning, ladies and gentlemen. I would like to welcome you to this Court Meeting of Reuters Group PLC to consider the proposed Scheme of Arrangement of the company. I am delighted that you have been able to join us today. We seem to have quite a wide variation in age present from older people to age six!
     Before starting, I must apologise for the fact that I have a bad cold, and that my voice may go before the end of the meeting. In the event that it does, Dick Olver will take over from me.
     It is now 10 am, and I would like to start the meeting. Before proceeding, I have a couple of announcements to make. [Housekeeping notices]
     This is the first of two meetings which are being held today to effect the acquisition of Reuters by The Thomson Corporation by implementation of a dual listed company structure. The approval of the Scheme of Arrangement by this meeting is required under the Companies Act and is necessary in order to obtain the sanction of the scheme by the High Court of Justice in England and Wales. This meeting has been convened by order of that Court, and I have been appointed by the Court to be its Chairman. At the Extraordinary General Meeting that follows this Court Meeting, which has been convened by the company, Reuters shareholders will be asked to approve special and ordinary resolutions required to implement the Scheme.
     I would like to say a few words about the background to and reasons for the transaction. After that I will take your questions, and then finally, we will move to voting on the resolution as set out in the Notice of this meeting.
     On 15 May 2007, the Boards of Reuters and Thomson announced that they had agreed to combine the two companies through a dual listed company structure. Under the transaction, Thomson Reuters PLC, a new UK holding company, would acquire Reuters for 352.5p in cash and 0.16 Thomson Reuters PLC shares for each Reuters share. As of 3 May 2007, the day before the initial announcement that Reuters had received an approach in relation to a potential takeover, this offer represents a premium of approximately 43 percent to the Reuters share price on that day.

     On 29 February 2008, the Scheme Document was posted to shareholders setting out the background to the proposed transaction and the reasons why the Directors were unanimously recommending shareholders to vote in favour of the resolutions to approve the transaction.
     After the proposed transaction closes, the combined business will be called Thomson Reuters. The parent companies of the combined business will be The Thomson Corporation, which will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC. The DLC structure will enable Thomson and Reuters to combine management and operations as a single economic entity while retaining the two parent companies’ primary listings and, it is intended, their existing stock market index listings. The Boards of the two parent companies will be identical and the combined business will be managed by a single senior executive management team. Tom Glocer, the current CEO of Reuters, will become the CEO of Thomson Reuters. Devin Wenig, the COO of Reuters, will become CEO of the Thomson Reuters Markets division, the combination of Reuters and Thomson Financial.
     Thomson Reuters will be a leading global provider of intelligent information services to businesses and professionals. Thomson and Reuters are highly complementary businesses, across both geographies and products. The mission of Thomson Reuters will be to provide essential content and applications to the Finance, Media, Legal, Tax and Accounting, Scientific and Healthcare markets.
     Shareholders of Thomson Reuters will benefit from the value created by more diversified revenue streams and a larger capital base. Importantly, and particularly for many of you who are former Reuters employees, the transaction preserves and reinforces the principles fundamental to Reuters. As you know, the Reuters Trust Principles commit Reuters to independence, objectivity and freedom from bias in the gathering and dissemination of news and information. Reuters Founders Share Company has resolved to support Thomson’s acquisition of Reuters conditional on Thomson’s commitment to uphold the Reuters Trust Principles. Thomson’s controlling shareholder (The Woodbridge Company Limited) has also undertaken to support the Reuters Trust Principles in relation to Thomson Reuters. Extraordinary voting powers, similar to those it now has in Reuters, will enable Reuters Founders Share Company to safeguard the Reuters Trust Principles for the future. Indeed, the safeguards are even stronger than those that currently apply to Reuters.
     I hope you will agree this is an exciting and historic opportunity for Reuters. The transaction we are asking you to approve today is, I believe, strategically compelling, structurally persuasive and financially attractive. Thomson Reuters will offer its shareholders and employees opportunities that Reuters could not have achieved on its own. I am confident that the future of Reuters has never been as promising.
     The Directors, who have been advised by UBS and Blackstone, consider the terms of the proposed transaction to be fair and reasonable. It is for all of these reasons that the Directors unanimously recommended that shareholders vote in favour of the Scheme of Arrangement at this meeting, and in favour of the Special and Ordinary Resolutions required to effect the proposed acquisition which will be considered at the EGM to be held shortly after the conclusion of this Court Meeting, as they intend to do so in respect of their own beneficial holdings of Ordinary shares in Reuters.
     I am enormously proud and honoured to have served as your Chairman for the last three and a half years, and I look forward to assuming the role of Deputy Chairman in the new Thomson Reuters organisation.
     Now let us move to the official business of this meeting. If there is anybody who has retained a form of proxy to be handed in at this meeting, and did not relinquish it upon registration this morning, please raise your hands now so that a member of the Registrar’s team can collect it from you. [Pause while forms are collected]
     Before I put the resolution to the meeting, are there any questions on the proposed acquisition or the resolution being put to you before the meeting today as set out in the Notice of Meeting?
     Before asking any questions, could you please hold up your poll card and state your name clearly, and if representing a shareholder, the member who you are representing.
          John Farmer: I have two questions. First, what can you tell us about the historical involvement and the intentions of the Thomson controlling shareholder, Woodbridge, who will still be a controlling shareholder in the combined company, the dual listed company?
          Niall FitzGerald: Thank you. The intentions are clear. They have huge admiration for Reuters and for what Reuters has achieved, and in particular for the values of Reuters. That is why when we were approached we made it clear that no discussion could proceed without the precondition that they would accept the Reuters Trust Principles applying not only to the existing Reuters business, but to the combination of the two business, so to a much larger entity. In further discussion, it was agreed that the controlling shareholder, i.e. the Woodbridge Company which represents the Thomson family interests and would have 53 percent of the equity of the combined business, would quite separately sign an undertaking that they would always vote as directed by the Founders Share Company.
     This is indicative indeed not only that they had no problem with the Reuters Trust Principles, but they were hugely supportive and prepared to enter into such very clear and binding arrangements.
     The second part of your question, if you look at the way in which the Thomson family (as the 70 percent shareholder of the existing Thomson Corporation) have operated, they have put very high importance and priority on not being seen to exercise undue control, but to have a very independent Board of Directors. They rate very highly in any of the league tables which are shown in Canada and the US on corporate governance, and on observing all of the important principles of corporate governance.
     I have no doubt that they — in part, because they have been prepared to pay a very handsome sum for the Reuters company — are greatly admiring of the company, greatly admiring of its business and what it can achieve, and hugely supportive of the principles in which Reuters has operated for 155 years.
          John Farmer: Thank you, Chairman. The other question is that in default of a conventional annual report, of which you have given substantial content in the documents, but which I think I am right in saying lacks a conventional remuneration report, is there buried in these 545 pages a total shareholder return five-year graph, and if not, what has the total shareholder return been over the last five years, and how does that compare with what is projected for the future?
          Niall FitzGerald: I don’t think it is in the circular. I am not aware of it, and having read carefully all 545 pages, I didn’t come across it. David, can you give us a view on shareholder return over the last five years?
          David Grigson: Over the last five years — you will recall that in March 2003, the share price almost exactly five years ago fell just below £1. Today, just before coming down here, it was just over £6, £6.03. My arithmetic says that that is about a 600 percent return in that five year period, significantly outperforming the markets over that period.
          Niall FitzGerald: We can give you the precise numbers, but as indicative, it would be reasonable to say that is likely to be in the top decile of shareholder return over that five year period.
          John Farmer: As you say, Chairman, dropping to £1 was in contrast to a rather higher price before.
          Niall FitzGerald: Indeed —

          John Farmer: And you haven’t answered my included question about what is visualised for the future.
          Niall FitzGerald: Sorry, I didn’t quite catch that.
          John Farmer: You have given an answer to what the total shareholder return in the last five years has been. What is the outlook for the future? You give a profit forecast in one of the sections of this document, but could you elaborate on that please?
          Niall FitzGerald: The only profit forecast that I can give is the last outlook statement which Reuters gave when it published its full year results. It said that revenue expectations for the first quarter of this year would be 9 percent. I am not in a position to give you a profit forecast for the combined business. I am neither Chairman of it, nor yet a director of it, so it would be quite inappropriate to even attempt that. What I can say is that I personally — and I know this is shared by the incoming Chief Executive — am enormously excited by the prospects for the combined business, and have little doubt that it will be hugely successful.
     Tom, do you want to make any comment?
          Tom Glocer: No. Of course, I agree.
[No further questions]
          Niall FitzGerald: If there are no other questions, we can then return to the order of the meeting, and the formal proceedings.
     The Notice of the Meeting can be found in Part XXIII of the Scheme Document on pages 537 and 538. With your consent, I propose that the Notice be taken as read. Do you agree, please? [Agreed]
     Thank you. Before the Resolution is put to the vote, I will explain the voting procedures. The Resolution will be passed if a majority in number, representing not less than three-quarters in value of the Reuters ordinary shares voted by those voting, whether in person or by proxy, vote in favour of the resolution. In order to establish whether a majority has been obtained, the voting has to be by poll, which will be taken immediately. Only Scheme shareholders or their proxies or corporate representatives are entitled to vote at this meeting.
     I will now hand over to Brian White of Equiniti, who are acting as scrutineers, to explain how the poll will be carried.

          Brian White (Equiniti): Thank you, Chairman. Good morning, ladies and gentlemen. As the Chairman says, the vote will now be taken on a poll. Upon registration you would have been given a blue card, a purple card or a green card, depending on whether you are a Scheme Shareholder, a corporate representative or a proxy. Can I confirm that everybody has one of these cards that needs one? [Confirmed] Thank you.
     If I can now talk you through how to complete the cards, I should mention that the Chairman will put the resolution to the meeting, so the completion of the card should take place after that is done. If you would put a ‘x’ in either the For or Against box, sign the card, and if you are a proxy, the shareholder you are representing.
     Could I stress that if you have already voted and you do not wish to change the way you have voted, there is no need to complete a poll card. Thank you.
          Niall FitzGerald: Thank you, Brian. I now formally propose the resolution to approve the Scheme. For the purposes of identification, I have signed this copy of the Scheme of Arrangement [Document shown].
     The Resolution is that the Scheme of Arrangement, dated 29 February 2008 (the “Scheme”) between the company and the holders of the Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification has been signed by the Chairman of this meeting, be and is hereby approved and the Directors of the company be authorised to take all such actions as they consider necessary or appropriate for carrying the Scheme into effect.
     That is the motion. Please place an ‘x’ in the For or Against box as appropriate on your poll card. If you wish to vote some shares for and some against, please insert the relevant number of shares under the appropriate heading.
     May I now request that you ensure your poll card is completed and signed and then raise your hands when the card is ready for collection. I intend to declare the poll closed in about two minutes. [Voting takes place]
     Any more forms to be collected? Thank you. Ladies and gentlemen, I now declare the polls closed.
     For those of you who are interested, details of the proxy votes lodged on the Resolution and received by our registrars 48 hours before today’s Court Meeting are shown on the board outside the auditorium. Copies of these figures are also available on your way out from the registration desk.

     The result of the poll will be released to the Stock Exchange once it has been confirmed. The result will be posted on the company’s website, www.about.reuters.com.
     That, ladies and gentlemen, concludes the business of this Court Meeting, and I declare the Court Meeting closed. Thank you.
     As we have now passed 10.15, I am now allowed to move straight into the Extraordinary General Meeting, if that has your agreement.
Extraordinary General Meeting
     Ladies and gentlemen, the proceedings of the Court Meeting having been concluded, may we now proceed to the business of the Extraordinary General Meeting of Reuters Group PLC. We are now quorate so I can declare the meeting open.
     This meeting has been convened by order of the Board in order to put before Reuters Group PLC in General Meeting the Scheme of Arrangement proposed earlier today for approval by the company’s ordinary shareholders in the Court Meeting.
     The Reuters Board is recommending to you that Reuters be acquired by a newly-formed UK company, Thomson Reuters PLC, as part of a DLC structure with The Thomson Corporation, an Ontario-based corporation as discussed at the Court Meeting earlier this morning.
     More details about the proposed Transaction are in the circular previously sent to you.
     Your Directors believe that the terms of the proposed transaction are in the best interests of Reuters shareholders as a whole, and we recommend that you vote in favour of the resolutions being put before this Extraordinary General Meeting as we intend to do so in respect of our own beneficial holdings of ordinary shares in Reuters.
     The Scheme is conditional upon approval by the shareholders at this meeting. If the resolutions are not passed, the Scheme will not go ahead, and the potential benefits of the transaction would be lost.
     With your permission I would now like to proceed to the formal business of the meeting.
     If there are no objections, I propose to take the Notice of Meeting as read. [Agreed] Thank you.
     We will use a poll to vote at this Extraordinary General Meeting as we do for our Annual General Meetings. Voting using a poll is considered more transparent and equitable since the voting intentions of all members are taken into account, not just those attending the meeting. The votes of all shareholders, including those cast by proxy, can be counted when using a poll.
     You have already had an opportunity to ask questions during the Court Meeting. If you would like to ask to any further questions to either myself or the Board, please do so now before we conduct the poll.
          Mr Ellis: I am sorry I couldn’t get here earlier; you held the meeting too soon!
          Niall FitzGerald: Sorry about that, Mr Ellis!
          Mr Ellis: Woodbridge. In War and Peace, which I must admit I have not read in full, they are described as a majority shareholder, and as I think I read, that when all this is done, they will still be a majority shareholder holding more than 50 percent of the company. Firstly, is that basically right? Secondly, ought they to have therefore made an offer for the company themselves under the provisions of the Takeover rules?
          Niall FitzGerald: Let me take both questions. First of all, thank you for putting our circular in the same context as War and Peace. I am sure the advisers involved in writing it are very grateful to you indeed! Probably they have never had any of their circulars described in such glowing terms before.
     You are absolutely correct with regard to Woodbridge. Woodbridge is the holding company for the Thomson family interests. It had 70 percent of the shareholding of The Thomson Corporation, and just by the mathematics of the offer, Thomson Reuters, as it is now, offered 50 percent cash and 50 percent equity, but with the Woodbridge Company retaining its shareholding, that meant that as you work those numbers through, they end up with 53 percent of the shares of the combined business.
     I think you had not arrived, Mr Ellis, when in response to an earlier question, I talked a little bit about the approach of The Thomson Corporation and the Woodbridge Company in particular, as representing the Thomson family, and their very strong commitment to Reuters way of operating and its values, and to the Trust Principles and the fact that they have agreed to abide by those Trust Principles for the combined business, and that the Woodbridge Company, with its 53 percent equity, has itself signed a separate undertaking which binds them to vote in accordance with the instruction of the Reuters Founders Share Company in every instance. We have protections for what is hugely valuable for Reuters of a kind which are even more secure, perhaps, than they were previously.

     With regard to your question, there isn’t any provision that I am aware of (but I am sure one of the advisers will correct me if I have this wrong) under the Takeover provisions that the majority shareholders should make the bid themselves. The Thomson family made the bid through the company in which they had a shareholding. They voted — or will vote today — in favour of that. They have already indicated by proxy that they will. We end up with Woodbridge being a 53 percent shareholder, but if any of our advisers want to say something? Nigel?
          Nigel: Resolution 5 actually waives the requirement of Woodbridge to make the offer as a condition of the offer.
          Niall FitzGerald: Is that clear, Mr Ellis?
          Mr Ellis: You say that that is part of the requirement?
          Niall FitzGerald: Yes, sir.
          Tony Winning: This may be a little premature because the takeover hasn’t formally taken place, but judging by the numbers outside on the board, perhaps it is appropriate.
     As a Reuters shareholder and pensioner, allow me to congratulate you on today’s presumed successful conclusion of the merger with Thomson. We live in hope that the new enlarged company will go forth and prosper and we wish you the same good fortune. This is addressed primarily to Tom Glocer.
     By the same token, we pensioners in Reuters live in hope that we will benefit as well from this merger as you have done. That said, we don’t yet know whether we shall receive any increase in our pensions this year to meet the ever-rising cost of living.
     When I joined Reuters in the late 1960s, the company barely made a profit of a few million. But it was my generation and those that followed that helped to build it into the company that Thomson reckons is now worth paying nearly £9 billion for.
     At the last three AGMs, you, Mr Chairman, described pensioners as important stakeholders in the fortunes of Reuters, but we still live under a dark cloud of uncertainty over whether pensions will again be eroded as they were in those dark days of 2003 to 2006. To celebrate the birth of the new Thomson Reuters and as a gesture of solidarity with the old guard, would you undertake to underwrite an inflation increase for UK pensioners in the event that the funding agreement does not allow for one this year?
     Thank you and good luck!
          Niall FitzGerald: Thank you very much, and thank you for your words of luck for the future.

     Maybe I should just dwell on the pension situation for a few moments. The Reuters pension plans have experienced very positive investment returns in 2007, and in addition, of course, as part of the agreement which we discussed at last year’s AGM, the company contributed significant additional funding: £181 million to be precise.
     As part of that agreement and at the request of the Trustees, decisions with regard to increases in pensions and of course of payment are now a matter for the Trustees and not the company. Even if the company had a view, that view would be subject entirely to the Trustees.
     I am afraid I cannot give you that undertaking because it is not within my powers to do so, and the question is probably more appropriately addressed to the Trustees whose fund is now in a positive and healthy position as a result of both good returns on investment and a significant contribution from the company last year.
          John Farmer: What assurance do we have of the permanence of the dual listed company structure? Behind my question is that you have drawn comparisons with several existing dual listed companies involved in the UK, but one which you don’t mention, Brambles, resulting from the dual listing of GKN and Brambles, has ceased to be one, and the company headquarters has reverted to Australia.
     In relation to Thomson Reuters, what is the outlook please?
          Niall FitzGerald: We entered into, and it was part of the conditions for entering into any discussions, that the structure which we would end up with after the merger was a dual listed company. We wanted to do that to ensure that UK shareholders still had a UK vehicle in which they could invest, and that the new company would continue to retain its membership or its participation in the various Stock Market indices which are important to some in terms of investment policy. That was a very clear requirement. It introduced in a legal sense a degree of complexity which, in an ideal world, one would wish not to have, but that has been dealt with, but we deemed it to be very much in the interests of the shareholders. That dual listed company will continue for as far into the future as it continues to be in the interests of the shareholders of the company. There is no intention today other than to continue with that for as far forward as we can see. I cannot and would not dare to predict the future in these volatile times, but there is no current intention to do other than continue with the structure which, hopefully, will be agreed today.

          Nicola Hill: Given the current climate in which many of our clients are likely to be making heavy cutbacks, do the Directors anticipate difficulties in carrying out such a complex merger of two large companies, and if so, what are their plans to mitigate the risks?
          Niall FitzGerald: It sounds like a question for the man who is heading the integration of the two companies! Tom?
          Tom Glocer: It is a very good question. I never take it as a good thing when our customers are going through a difficult time. Reuters did very well in 2007, and this strength has continued into the first couple of months of this year, but we are not immune from the cycle. From our perspective, one of the benefits that we bring not only to all the employees of the company but to the shareholder base as well through the combination, is a more stable, multi-industry participation, so the legal market, tax and accounting, healthcare and science, which Thomson brings, tend to be less cyclical and get through rough patches in the economy with less of a need for some of the drastic measure we are seeing our clients begin to take, most noticeably Bear Stearns, but there are other cases as well.
     Through the integration plan, there will be removal of duplications across the two companies, but in general, the Reuters I know, and the Reuters we all care deeply about, will get through this economic cycle better in combined form that we could ever have hoped to standalone.
          Niall FitzGerald: Are there any other questions? [No further questions]
     We will now conduct the poll on the resolutions being proposed at this meeting. You should have in your possession a poll card detailing Resolutions 1—10.
     On registration you should have been given a card — yellow if you are a shareholder, white if you are a corporate representative and pink if you are a proxy holder. If you do not have a card please raise your hand so we can issue you with one.
     Before proceeding further, can I please confirm that all those present who are entitled to vote, and who wish (or may wish) to vote on the poll, have a poll card? I have to say that formally to you again, I’m afraid. [Pause]
     Thank you. Equiniti Limited will act as scrutineers and they will deliver the result to me shortly after the completion of the poll. If you have already voted by proxy card and do not wish to change the way you have voted you do not need to complete a poll card. Should you require assistance, stewards will be on hand to assist with the completion of the poll card. [Pause] Thank you.

     Please complete your poll cards now. You should place a cross in either the For or Against box for each Resolution unless you choose to abstain from a resolution, in which case you can place a cross in the ‘Vote Withheld’ box. Once you have finished, please sign your poll card. At the end of the meeting please place your poll card in one of the poll boxes situated towards the rear of the hall. That will conclude the poll.
     For those of you who are interested, details of the proxy votes lodged on the resolutions and received by our Registrars 48 hours before today’s Extraordinary General Meeting are shown on the board outside this auditorium. Copies of these figures are also available on your way out from the registration desk.
     The result will be known some time later this afternoon and will be shown on our website and also announced to the London Stock Exchange.
     That concludes the meeting. Thank you very much for your participation and attendance. I now declare the meeting closed. I would invite you to join us for — I know a little early — some champagne and light refreshments outside the auditorium to celebrate what I believe will be the outstanding future of Thomson Reuters.
     Thank you very much indeed.
[Meeting concluded]

REUTERS GROUP PLC SHAREHOLDERS VOTE IN FAVOUR OF ACQUISITION BY THE THOMSON CORPORATION
COURT MEETING AND EXTRAORDINARY GENERAL MEETING RESULTS
London, 26 March 2008 — Reuters Group PLC (LSE: RTR, NASDAQ: RTRSY) (the “Company”) today announces that at the meeting convened by direction of the Court and held earlier today, 26 March 2008, (the “Court Meeting”) and at the subsequent Extraordinary General Meeting (the “EGM”) to approve the proposed scheme of arrangement (the “Scheme”) between the Company and the holders of Scheme Shares (as defined in the circular to shareholders dated 29 February 2008 (the “Circular”)) to implement the acquisition of the Company by The Thomson Corporation, all resolutions were passed by the requisite majority on a poll.
Shareholders at the EGM also approved resolutions implementing new share schemes of Thomson Reuters PLC, the principal terms of which were summarised in the Circular.
The High Court is expected to approve the Scheme which will result in the establishment of a new UK listed holding company, Thomson Reuters PLC, above the Company at a hearing convened for 14 April 2008. The transaction is expected to complete and trading in the shares of Thomson Reuters PLC is expected to commence on 17 April 2008.
Voting Results
COURT MEETING — RESOLUTION TO APPROVE THE SCHEME

No. of shareholders voting		No. of shares voting		% of shares eligible to vote
For	Against	For	Against	For	Against
(% of votes cast)	(% of votes cast)	(% of votes cast)	(% of votes cast)%		%

92.64	7.36	99.84	0.16	54.77	0.09

The voting of those members who cast votes either in person or by proxy at the EGM, also held earlier today, in respect of the resolutions set out in the notice of the Circular, is summarised below:

Res'n	Description	For		Against		Withheld*
		Votes	%	Votes	%	Votes
1	Special Resolution for the purpose of giving effect to the Scheme of Arrangement	600,778,560	99.69	1,840,995	0.31	3,517,635
2	Special Resolution to approve the Thomson Reuters PLC Reduction of Capital	601,548,553	99.83	1,084,843	0.17	3,539,794
3	Special Resolution to approve certain amendments to Reuters’ Articles of Association to be effective from the passing of this resolution	600,700,789	99.83	1,024,358	0.17	4,412,043
4	Special Resolution to approve certain amendments to the Reuters’ Articles of Association to be effective from the Effective Date	600,745,908	99.83	1,015,306	0.17	4,375,976
5	Ordinary Resolution to approve the waiver granted by the Panel of the obligation which may otherwise arise for Woodbridge to make a general offer for Thomson Reuters PLC pursuant to Rule 9 of the Code	591,070,240	98.22	10,687,985	1.78	4,378,965
6	Ordinary Resolution to approve the Thomson Reuters PLC Stock Incentive Plan	514,849,796	93.92	33,303,710	6.08	57,983,684
7	Ordinary Resolution to approve the Thomson Reuters PLC Phantom Stock Plan	553,263,153	95.93	23,502,820	4.07	29,371,217
8	Ordinary Resolution to approve the Thomson Reuters PLC Deferred Compensation Plan	543,975,726	95.68	24,559,027	4.32	37,602,437
9	Ordinary Resolution to approve the Thomson Reuters PLC Employee Stock Purchase Plan	599,544,736	99.11	5,393,325	0.89	1,199,129
10	Ordinary Resolution to approve the Thomson Reuters PLC Non-Employee Director Share Plan	590,709,229	98.70	7,795,374	1.30	7,632,587

*	Withheld votes were not counted in the proportion of the votes “for” or “against” a resolution.
In accordance with paragraph 9.6.2 of the Listing Rules, two copies of all resolutions passed will be available, along with copies of this announcement, at the UKLA Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7066 1000.

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FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For further information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 and the Circular. Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.